

October 4, 2013

<u>Via E-mail</u>
Arnold Casale
Chief Executive Officer
Soupman, Inc.
1110 South Avenue, Suite 100
Staten Island, NY 10314

> **Re: Soupman, Inc.**
> **Form 10-K for Fiscal Year Ended August 31, 2012**
> **Filed December 14, 2012**
> **Response dated September 6, 2013**
> **File No. 0-53943**

Dear Mr. Casale:

We have reviewed your response dated September 6, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 8. Financial Statements and Supplemental Data, page 19</u>

<u>General</u>

1. We understand from your response to comment 1 in our letter dated August 15, 2013 that you intend to file your 2013 annual report by the end of October 2013. Since the filing of that report is not imminent, please file an amendment to your annual report for fiscal year ended August 31, 2012 as soon as practicable.

2. In your response to comments 2, 6, 8 and 9 in our letter dated August 15, 2013 you confirmed that in future annual and quarterly filings you would: (i) disclose an estimate of the possible loss or range of loss in excess of amounts accrued in relation to the GSM litigation claim or if you are unable to estimate the possible loss or range of loss you would provide a statement that such an estimate cannot be made; (ii) describe the nature of

reclassifications to prior year or period amounts; (iii) disclose that your disclosure controls and procedures are effective at the reasonable assurance level; and (iv) describe in more detail any changes in internal controls which remediated the material internal control weaknesses regarding segregation of duties and insufficient controls over the accuracy, completeness and authorization of transactions disclosed in your fiscal 2012 10-K. However, it appears that the above revisions are not reflected in Amendment No. 1 to Form 10-Q for fiscal quarter ended May 31, 2013 filed September 6, 2013. Please confirm to us that the above revisions will be included in future filings. Also, please show us the proposed revisions to your disclosures to be included in future filings.

Item 11. Executive Compensation, page 46

3. We note your response to comment 4 in our letter dated August 15, 2013. Please confirm you will also file any other material executive employment agreements in effect as of the date you file your Form 10-K for the year ended August 31, 2013.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 47

4. We note your response to comment 5 in our letter dated August 15, 2013 and we reissue the comment in part. Please provide us with proposed disclosure providing the information required by Item 404(a)(5) of Regulation S-K, including:

- the largest aggregate amount of principal outstanding during the period for which disclosure is provided;

- the amount thereof outstanding as of the latest practicable date;

- the amount of principal paid during the periods for which disclosure is provided;

- the amount of interest paid during the period for which disclosure is provided, and the rate or amount of interest payable on the indebtedness.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797 or Lilyanna Peyser, Special Counsel, at (202) 551-3222 if you have questions regarding any other comments.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief